7633 East 63rd Place Suite 230 Tulsa, Oklahoma 74133 Tel 918 249-2438 Fax 918 249-2478

October 1, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:	First Trinity Financial Corporation Form 10-K for fiscal Year Ended December 31, 2009 Filed April 14, 2009 File No. 000-52613

Dear Mr. Rosenberg:

We are responding to your comments relating to our Form 10-K filing that you addressed in your letter dated September 18, 2009.In your letter you made the following comments:

FORM 10-K

Comment

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, Page 44

1.	Please review your disclosure to separately address your evaluation of disclosure controls and procedures and management’s report on internal control over financial reporting.

Response

We have amended our filing to separately address our evaluation of disclosure controls and procedures and managements report on internal control over financial reporting. See the revised Item 9A(T) below.

Comment

2.	In addition, while it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting. Please refer to Exchange Act Rules 13A-15 and 15D-15 and Item 308T(a) of Regulations S-K.

Response

We have amended our filing to provide managements conclusion on the effectiveness of internal control. See paragraph three of the revised Item 9A(T) below.

Comment

3.	Please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

Response

We have amended our filing to provide the disclosure required by Item 308T(a)(3) management’s conclusion on the effectiveness of internal control. The failure to provide the disclosure did not impact our conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2008.

Comment

4.	In regards to your conclusions of the effectiveness of disclosure controls and procedures, please revise your disclosure to comply with the full scope of the definition of Disclosure Controls and Procedures. The full definition is as follows:

“Disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Response

We have amended our filing to comply with the full scope of the definition of Disclosure Controls and Procedures. See paragraph one of the revised Item 9A(T) below.

Form 10-K, Item 9A(T). Controls and Procedures, has been revised to address the comments in your letter.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (“Certifying Officers”), has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the securities and exchange act of 1934 as amended (“Exchange Act”) as of the end of the fiscal period covered by this Annual Report on Form 10-K, except for the exclusion of the disclosure controls and procedures relating to First Life America Corporation, as further noted below. Based upon such evaluation, the Certifying Officers have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is made known to management, including our Certifying Officers, as appropriate, to allow timely decisions regarding disclosure and that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms.

In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over the financial reporting. As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Certifying Officers, of the effectiveness of the design and operation of the Company’s internal controls over financial reporting as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, except for the exclusion of First Life America Corporation, as further noted below. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon such evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

As allowed by Securities and Exchange Commission guidance, management excluded First Life America Corporation, a company that was acquired December 23, 2008 from its assessment of internal controls over financial reporting. This entity accounted for approximately 75% of total consolidated assets and no operating results or net income is included in the consolidated financial statements.

Limitations on the Effectiveness of Controls

The Company’s management, including the Certifying Officers, does not expect that the Disclosure Controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes to Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the three months ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-K, Item 9A(T). Controls and Procedures, has been revised to address the comments in your letter and Form 10-K has been amended accordingly.

We acknowledge the following:

The company is responsible for the adequacy and accuracy of the disclosure in filings:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional comments based on what has been addressed or changed, please let us know.

Sincerely,

By: /s/ Gregg Zahn
Gregg Zahn
President and CEO

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